                                                                       EXHIBIT 1

ing compensation for certain other officers; administers the Company's stock option plans and restricted stock award plans; and makes determinations as to which key officers of the Company or its subsidiaries should be offered employment and/or termination agreements.

    The Nominating Committee, which held two meetings in 1994, establishes criteria regarding the size and composition of the Board and its Committees, recommends criteria relating to tenure and eligibility, identifies, reviews and recommends prospective Board members, recommends candidates for the position of Chief Executive Officer and Chief Financial Officer, and approves the nominees for new positions on the Board and vacancies on the Board. It will consider nominees for the Board recommended by shareholders. Pursuant to the Company's by-laws, recommendations must be submitted in writing and addressed to the Chairman of the Nominating Committee, c/o Secretary of the Company, Charlotte C. Toerber, CBI Industries, Inc., 800 Jorie Boulevard, Oak Brook, IL 60521-2268 not less than sixty days prior to the first anniversary of the date of the last meeting of shareholders called for the election of directors and set forth the name, age, business and residential address, principal occupation, number of shares of Common Stock owned and such other information concerning the nominee as may be required by the Federal securities laws with respect to an individual nominated as a director for whom proxies are solicited.

    The Environmental and Safety Committee, which was established, but did not meet, in 1994, reviews and makes recommendations concerning the environmental and safety philosophies and standards of the Company and its operating subsidiaries, reviews existing compliance programs and monitors environmental and safety compliance of the Company and its subsidiaries.

                            COMMON STOCK OWNERSHIP BY
                         CERTAIN PERSONS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table sets forth certain information with respect to each person known to the Company to be the beneficial owner of more than 5% of any class of the Company's outstanding stock.

    TITLE          NAME AND ADDRESS                     AMOUNT AND NATURE OF       PERCENT
  OF CLASS       OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP       OF CLASS
  --------       -------------------                    --------------------       --------
Common Stock   LaSalle National Trust, N.A.                 7,063,258(1)            16.30%
               135 South LaSalle Street
               Chicago, IL 60603
Common Stock   The Capital Group Companies, Inc.            3,642,710(2)             9.57%
               333 South Hope Street
               Los Angeles, CA 90071
Common Stock   Putnam Investments, Inc.                     2,088,700(3)             5.5%
               One Post Office Square
               Boston, MA 02109

(1) According to an amended Schedule 13G dated February 13, 1995, these shares are held by LaSalle National Trust, N.A. in its capacity as Trustee of the CBI Salaried Employee Stock Ownership Plan (1987) (the "ESOP"). It has shared power to vote the shares and sole power to dispose of the shares. Includes 859,082.464 shares of Common Stock and 2,115,318.001 shares of Series C Preferred Stock (which are convertible into 3,172,977.002 shares of Common Stock) which are not allocated to accounts of ESOP participants, and 868,798.536 shares of Common Stock and 1,441,599.999 shares of Series C Preferred Stock (which are convertible into 2,162,399.999 shares of Common Stock) which are allocated to accounts of ESOP participants.

(2) According to an amended Schedule 13G dated February 6, 1995 filed by The Capital Group Companies, Inc. and its subsidiaries, Capital Guardian Trust Company and Capital Research and Management Company, it had sole power to vote 2,572,610 shares and sole power to dispose of 3,642,710 shares.

(3) According to an amended Schedule 13G dated January 23, 1995 filed by Putnam Investments, Inc. and its subsidiaries, Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc., it had shared power to dispose of 2,088,700 shares.

SECURITY OWNERSHIP OF MANAGEMENT OF THE COMPANY

    The following table sets forth certain information regarding the Company's Common Stock beneficially owned on February 15, 1995, by each director and nominee, each named executive officer and by all directors and executive officers as a group.

                                      SHARES OF COMMON STOCK             PERCENT OF
NAME OF                                 BENEFICIALLY OWNED               OUTSTANDING
BENEFICIAL OWNER                    AS OF FEBRUARY 15, 1995(1)          COMMON STOCK
----------------                    ---------------------------         ------------
John E. Jones                              71,776(2)                         *
Lewis E. Akin                              28,957(2)                         *
Wiley N. Caldwell                           1,500                            *
E. Hubert Clark, Jr.                        1,350                            *
Robert J. Daniels                          23,327(2)                         *
Robert J. Day                               1,650                            *
John T. Horton                          1,536,439(3)                        4.2%
Gary E. MacDougal                           4,650                            *
Stephanie Pace Marshall                       200                            *
Edward J. Mooney                            1,950                            *
John F. Riordan                             1,100                            *
George L. Schueppert                       40,682(2)                         *
Robert T. Stewart                           1,100                            *
Robert G. Wallace                           1,650                            *
Charles O. Ziemer                          26,600(2)                         *
All directors and
  executive officers as a group
  (18 in number)                        1,766,053(2)                        4.6%

    *Beneficially owns less than one percent of the Company's outstanding shares of Common Stock.

(1) Share amounts for individual directors and officers and all directors and officers as a group include shares awarded pursuant to the CBI restricted stock award plans for which restrictions have not lapsed, shares of Common Stock held pursuant to the CBI Salaried Employee Stock Ownership Plan (1987) and shares owned by spouses and certain other immediate family members.

(2) Excludes shares which are subject to presently exercisable stock options as follows: John E. Jones, 165,500 shares; Lewis E. Akin, 52,800 shares; Robert
    J. Daniels, 75,500 shares; George L. Schueppert, 78,450 shares; Charles O. Ziemer 40,200 shares; and directors and executive officers as a group, 436,250 shares, and excludes shares of Series C Preferred Stock held pursuant to the CBI Salaried Employee Stock Ownership Plan (1987) as follows: John E. Jones, 5,317 shares; Lewis E. Akin, 4,750 shares; Robert J. Daniels, 4,896 shares; George L. Schueppert, 4,946 shares; Charles O. Ziemer, 3,887 shares; and directors and executive officers as a group, 28,461 shares.

(3) Includes 1,534,140 shares owned by Mr. Horton as co-trustee of twenty-one trusts of which he has a one-sixth beneficial interest.


SECTION 16(A) REPORTING DELINQUENCIES

         Under rules adopted by the Securities and Exchange Commission effective May 1, 1991, the Company is required to report certain information about any director, officer, beneficial owner of more than ten percent of its Common Stock or its Preferred Stock, or any other person subject to Section 16 of the Securities Exchange Act of 1934 that failed to file on a timely basis the reports required by Section 16(a) of the Exchange Act (the "Reports") during the last fiscal year. Based upon information furnished to the Company, including the Reports in question, as contemplated by the rules, it appears that Mr. MacDougal filed one Form 4 late with regard to one sale transaction and that two officers, Mr. Duffy, Vice President-Human Resources, and Mr. Schneider, Vice President and Controller, each filed one Form 5 late with regard to reporting transactions under the Company's Dividend Reinvestment Plan.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company.

                                                                      LONG TERM COMPENSATION
                                ANNUAL COMPENSATION                           AWARDS
                             -------------------------      -------------------------------------------
(a)                           (b)       (c)      (d)           (f)             (g)               (i)

                                                                            SECURITIES
                                                            RESTRICTED      UNDERLYING        ALL OTHER
                                                              STOCK         OPTIONS/           COMPEN-
                                                 BONUS        AWARDS          SARS             SATIONS
NAME AND PRINCIPAL POSITION  YEAR    SALARY($)  ($)(1)      ($)(2)(3)      (#SHARES)(4)         ($)(5)
---------------------------  ----    ---------  -------     ----------     ------------       ---------
John E. Jones
Chairman of the Board,       1994    530,000    552,497       137,000          31,000          115,042
President, Chief Executive   1993    530,000     77,000       515,250          28,000          133,222
Officer and Director         1992    495,000    456,667             0          28,000           78,395

Lewis E. Akin,
Executive Vice President     1994    290,000    210,189        48,020          14,000           96,045
and Director, President of   1993    290,000     35,000       200,375          12,000           76,575
Chicago Bridge & Iron
Company                      1992    275,000    201,822             0          13,500           42,428

Robert J. Daniels
Executive Vice President     1994    265,000    193,507        48,020          14,000          89,021
and Director, President
of Liquid  Carbonic          1993    265,000     43,515       171,750          11,000          67,456
Industries Corporation       1992    252,000    148,057             0          12,000          40,191

George L. Schueppert
Executive Vice President,    1994    305,000    261,591        48,020          14,000         105,848
Chief Financial Officer      1993    305,000     35,000       200,375          12,000          87,047
and Director                 1992    290,000    218,895             0          13,500          46,156

Charles O. Ziemer            1994    195,000    101,056        20,580           7,000          63,725
Senior Vice President        1993    192,000     25,000        85,875           6,500          48,064
and General Counsel          1992    185,000     86,589             0           7,000          30,634

(1) The amounts were earned in the stated year and paid in the following year pursuant to annual incentive bonus opportunities described under the caption "Compensation Committee Report on Compensation Awards."

(2) Amounts earned in 1994 (but awarded in 1995) were pursuant to the CBI 1994 Restricted Stock Award Plan (see description under the caption "Long Term Incentive Plans" and "Compensation Committee Report on Compensation Awards") and reflects restricted stock earned pursuant to 50% of the target awards granted in 1994 for which performance is measured at the end of 1994. Restrictions on these shares expire January 1, 1999. Amounts awarded in 1993 were pursuant to the CBI 1989 Restricted Stock Award Plan.

(3) Restricted Stock Awards are valued at the closing price on the date of grant. Participants receive dividends on the Restricted Stock reported in this column. The number and value of the aggregate restricted stock holdings at the end of the last completed fiscal year, based on the NYSE composite closing price of $25.625 per share on 12/31/94, for each named executive officer are: John E. Jones 60,750, $1,556,719; Lewis E. Akin 20,275, $519,547; Robert J. Daniels 16,125, $413,203; George L. Schueppert 24,250,
    $621,406; and Charles O. Ziemer 12,900, $330,562.

(4) It is the present policy of the Compensation Committee not to award SARs either at the time of grant or during the term of the option.

(5) The compensation reported represents (a) contributions pursuant to the CBI Salaried Employee Stock Ownership Plan (1987)(the "ESOP") for shares allocated to the executive officer's account, (b) the cost of stock allocated in the form of units to each executive officer's account in an irrevocable trust under the CBI Benefit Restoration Plan (described under the caption "Pension and other retirement benefits") for allocations pursuant to the ESOP which otherwise exceed the maximum limit imposed upon such plan by the Internal Revenue Code (the "Code"), and (c) the dollar value of split-dollar life insurance benefits. Those three amounts, expressed in the same order identified above, for each named executive officer are as follows: John E. Jones, $57,048, $19,375, $38,619; Lewis E. Akin $54,866, $17,500, $23,679; Robert J. Daniels $55,635, $14,375, $19,011;
    George L. Schueppert $55,586, $19,375, $30,887; Charles O. Ziemer $45,064,
    $5,625, $13,036.

OPTIONS AND STOCK APPRECIATION RIGHTS

    The following tables summarize option grants and exercises during the fiscal year 1994 to and by the executive officers named in the Summary Compensation Table above, and the value of the options held by such persons at the end of fiscal 1994. No SARs were granted or exercised during fiscal 1994.

                    OPTION/SAR(1) GRANTS IN LAST FISCAL YEAR

                                                                                 GRANT
                                    INDIVIDUAL GRANTS                          DATE VALUE
-----------------------------------------------------------------------------  -----------
(A)                          (B)            (C)          (D)          (E)          (F)
                         NUMBER OF      % OF TOTAL
                        SECURITIES       OPTIONS
                        UNDERLYING         SARS        EXERCISE
                       OPTIONS/SARS     GRANTED TO      OR BASE                GRANT DATE
                          GRANTED       EMPLOYEES        PRICE     EXPIRATION    PRESENT
NAME                   (# SHARES)(2)  IN FISCAL YEAR   ($/SHARE)      DATE     VALUE($)(3)
----                   -------------  --------------   ---------   ----------  -----------
John E. Jones             31,000          13.5%         30.125      5/02/04      364,560
Lewis E. Akin             14,000           6.1%         30.125      5/02/04      164,640
Robert J. Daniels         14,000           6.1%         30.125      5/02/04      164,640
George L. Schueppert      14,000           6.1%         30.125      5/02/04      164,640
Charles O. Ziemer          7,000           3.0%         30.125      5/02/04       82,320

(1) It is the present policy of the Compensation Committee not to award SARs either at the time of grant or during the term of the option.

(2) All options were granted at market value and are subject to a one-year holding period. Each option will terminate and cease to be exercisable if the Participant's employment with the Company terminates for any reason other than death, retirement for disability or retirement under a retirement plan of the Company.

(3) The estimated grant date present value reflected in the above table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black Scholes model in estimating the value of the options reflected in the above table include the following: (a) an exercise price of the option of $30.125 equal to the fair market value of the underlying stock on the date of grant; (b) an interest rate 6.48% that represents the interest rate on a U.S. treasury security with a maturity date corresponding to that of the option term; (c) volatility of 33.249% calculated using daily stock prices for the one-year period prior to the grant date; (d) dividends at the rate of $0.48 per share, representing the annualized dividends paid with respect to a share of Common Stock at the date of grant; (e) an approximately 4.0% reduction to reflect the probability of forfeiture due to termination prior to vesting and approximately 12.33% reduction to reflect the probability of a shortened option term due to termination of employment prior to the option expiration date; and (f) an option term of ten years. The ultimate values of options will depend on the future market price of Common Stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of the Common Stock over the exercise price on the date the option is exercised.

             AGGREGATED OPTION/SAR(1) EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

(a)                           (b)           (c)             (d)                 (e)

                                                           NUMBER            VALUE OF
                                                        OF SECURITIES       UNEXERCISED
                                                         UNDERLYING           IN-THE-
                                                         UNEXERCISED           MONEY
                                                         OPTION/SARS        OPTIONS/SARS
                                                         AT FY-END(#)       AT FY-END ($)

                       SHARES ACQUIRED     VALUE         EXERCISABLE/       EXERCISABLE/
NAME                    ON EXERCISE(#)   REALIZED($)    UNEXERCISABLE      UNEXERCISABLE(2)
----                   ---------------   -----------    --------------     ----------------
John E. Jones                  0             NA         165,500/31,000         464,710/0
Lewis E. Akin                  0             NA          52,800/14,000            0/0
Robert J. Daniels              0             NA          75,500/14,000         231,798/0
George L. Schueppert           0             NA          78,450/14,000         218,158/0
Charles O. Ziemer              0             NA          40,200/ 7,000         107,385/0


(1) It is the present policy of the Compensation Committee not to award SARs either at the time of grant or during the term of the option.

(2) Value is based on the NYSE composite closing price of $25.625/share on 12/31/94.

             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

    Under the Company's 1994 Restricted Stock Award Plan, at the beginning of each year, the performance goals and target awards are set. Target awards are allocated 50% to the current year for which the target award was made ("50% award"), 25% to the first year following ("first year award") and 25% to the second year following ("second year award"). Target awards are subject to adjustment based upon measurement of pre-tax operating income as a return on net assets over a three year period ending with the year in which the measurement of performance is made. The 50% award is adjusted at the end of the year in which the target award is made. The first year award is adjusted at the end of the year in which the target award is made and at the end of the subsequent year. The second year award is adjusted at the end of the year in which the target award is made and again at the end of the second year following the year the target award is made. The target award, as it may be adjusted, will be earned if 100% of the performance goal is achieved. The threshold number of shares will be earned at the achievement of 75% of the performance goal, and the maximum number of shares will be earned at the achievement of 125% of the performance goal. No dividends will be paid during the performance period.

             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

                                                                 ESTIMATED FUTURE PAYOUTS UNDER
                                            PERFORMANCE OR         NON-STOCK PRICE-BASED PLANS
                        NUMBER OF         OTHER PERIOD UNTIL    ---------------------------------
                      SHARES, UNITS,          MATURATION        THRESHOLD     TARGET      MAXIMUM
NAME                 OR OTHER RIGHTS(#)       OR PAYOUT           (#)          (#)          (#)
-------------------------------------------------------------------------------------------------
John E. Jones                2,500         1992-4, 1993-5         1400        2,800       5,600
                             2,500         1992-4, 1994-6         1400        2,800       5,600

Lewis E. Akin                  875         1992-4, 1993-5          490          980       1,960
                               875         1992-4, 1994-6          490          980       1,960

Robert J. Daniels              875         1992-4, 1993-5          490          980       1,960
                               875         1992-4, 1994-6          490          980       1,960

George L. Schueppert           875         1992-4, 1993-5          490          980       1,960
                               875         1992-4, 1994-6          490          980       1,960

Charles O. Ziemer              375         1992-4, 1993-5           94          420         840
                               375         1992-4, 1994-6           94          420         840

    Actual performance against the performance goal for the three year period ended December 31, 1994 has been certified by the Compensation Committee and the restricted stock earned pursuant to the 50% award for 1994 has been allocated. (See Summary Compensation Table - Restricted Stock). The amounts listed in the table above under "Number of Shares, Units, or other Rights" indicate the first year award and second year award that are part of a target award made in 1994. Amounts listed under "Estimated Future Payouts Under Non-Stock Price Based Plans" have been adjusted as aforesaid to take into account actual performance against the performance goal for the three year period ended December 31, 1994.

PENSION AND OTHER RETIREMENT BENEFITS

    The CBI Pension Plan (the "Pension Plan") is non-contributory and covers substantially all salaried employees and certain hourly employees of the Company and its participating subsidiaries. The following table shows approximate annual pensions payable to salaried employees, including executive officers, assuming normal retirement at age 65 and that the current social security tax base remains unchanged:

                               PENSION PLAN TABLE

 AVERAGE
 ANNUAL                           YEARS OF SERVICE AT RETIREMENT
 EARNINGS           15         20         25         30         35        40
 --------        -------   --------   --------   --------   --------   --------
 $100,000        $21,540   $ 28,720   $ 35,900   $ 43,080   $ 50,260   $ 57,440
  200,000         42,540     56,720     70,900     85,080     99,260    113,440
  300,000         63,540     84,720    105,900    127,080    148,260    169,440
  400,000         84,540    112,720    140,900    169,080    197,260    225,440
  500,000        105,540    140,720    175,900    211,080    246,260    281,440
  600,000        126,540    168,720    210,900    253,080    295,260    337,440
  700,000        147,540    196,720    245,900    295,080    344,260    393,440
  800,000        168,540    224,720    280,900    337,080    393,260    449,440
  900,000        189,540    252,720    315,900    379,080    442,260    505,440
1,000,000        210,540    280,720    350,900    421,080    491,260    561,440
1,100,000        231,540    308,720    385,900    463,080    540,260    617,440
1,200,000        252,540    336,720    420,900    505,080    589,260    673,440

    Pensions for salaried employees, including Executive Officers, are based on years of service and the greater of the average of their last thirty-six consecutive months or any three consecutive full calendar years of salary and bonuses (excluding profit-sharing, overseas living adjustments, remuneration related to Company securities, and compensation otherwise constituting qualified earnings in excess of an annually adjusted limitation imposed by the Internal Revenue Code.)

    Pension benefits are computed on the basis of a single life annuity with a surviving spouse benefit. Pension Plan benefits shown above are offset by a portion of primary Social Security benefits. In the case of all the named executive officers, such reduction would not substantially affect their benefits. Benefits are also offset by an amount equal to the amount of a monthly annuity that could have been purchased from an insurance company at the time a participant retires with one-half the cash value of the participant's ESOP account up to a maximum of one-half the pension accrued by the participant after 1987.

    The Internal Revenue Code limited the annual benefits which may be paid to any person under the Pension Plan to $120,000 per year in 1994. In addition, compensation to be used in the determination of benefits was limited by the Internal Revenue Code to $150,000 for 1994. The Company has adopted the CBI Benefit Restoration Plan through which it pays retirement benefits otherwise determined under the Pension Plan formulas but in excess of the maximum limit imposed upon qualified pension plans by the Internal Revenue Code. Certain assets have been placed in trust with an independent trustee to support the CBI Benefit Restoration Plan. The Company may not unilaterally amend such trust after a defined change in control of the Company and may not revoke the trust in any event.

    The number of years of credited service, as of December 31, 1994, for the named executive officers are: John E. Jones, 37.7 years; George L. Schueppert,
29.4 years; Lewis E. Akin, 34.3 years; Robert J. Daniels, 28.9 years; and Charles O. Ziemer, 32.3 years. Pursuant to an agreement between Mr. Jones and the Company, the years credited to him include years of service with his former employer, but any pension payable by the Company

                                                                  68427
to him will be offset by any pension he receives from his former employer. Pursuant to an agreement between Mr. Schueppert and the Company the years credited to him include years of service with a former employer, but any pension payable by the Company to him will be offset by the amount of accrued and vested pension to which he was entitled at the former employer.

COMPENSATION OF DIRECTORS

    Directors who were not officers of the Company received in 1994 an annual retainer of $20,000, paid in quarterly installments, plus an amount equal to the value of 300 shares of Common Stock, valued on the first business day of July, which each eligible director in 1994 elected to take in the form of shares of Common Stock, and $1,000 for attendance at each Board meeting. Directors who were chairpersons of committees received in 1994 an additional retainer of $4,000. Those who serve on Board Committees receive $1,000 for each Committee meeting attended. Directors who are not employees of the Company may elect on an annual basis to defer their fees. Such electing director is credited with investment units equivalent to the number of shares of Common Stock that could have been purchased on the open market with the amounts to which the director was entitled under the standard compensation arrangements, plus credit for dividends that would have been paid on such shares.

TERMINATION AGREEMENTS

    Agreements between the Company and each of the named Executive Officers of the Company provide for each executive's continued employment for a three year period (or to age 65, if earlier) following a defined change in control of the Company. Compensation and benefits for such period are based generally on the executive's compensation and benefits before such defined change in control, subject to stipulated increases, and are payable notwithstanding termination (other than by death, disability or wilful and material breach of the agreement) of the executive's employment during such period.

             COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board of Directors (the "Committee") is composed entirely of outside directors and is responsible for reviewing and approving compensation practices and benefits, in particular those affecting the executive and management group of employees of the Company and its subsidiaries, and including recommendations proposed by management. The Committee determines compensation and awards and grants under corporate plans for officers of the Company (subject to review by the Board of Directors), reviews management recommendations concerning compensation for certain other executives, and administers the Company's stock option plans, the CBI Officers' Bonus Plan and the CBI 1994 Restricted Stock Award Plan.

    The Committee uses the services of Hewitt Associates LLC, a nationally-recognized, independent compensation consultant which provides relevant competitive compensation data, to assist the Committee in making its decisions. The consultant conducts an annual review of the Company's executive compensation program and reports its findings to the Committee. This review is based on a study of the current comparative compensation practices of an appropriate sample of other large public corporations comparable in size to the Company. Throughout this report, reference to "competitive data," "market levels," "market data," etc., is reference to the information and values provided by this study. The Company relies on this array of companies for analysis of executive compensation rather than the Peer Group chosen for comparing stockholder return in the Performance Graph because the Committee believes the Company's competition for executive talent, based on both the Company's geographic location and the industries in which the Company operates, is better reflected by this array of companies.

OVERALL COMPENSATION PHILOSOPHY

    The Company's executive compensation program is designed to support the achievement of corporate performance goals, to attract, retain and motivate talented people, and to link executive and shareholder interests through equity-based plans with a long-term perspective. The program consists of short and long-term incentive plans which emphasize pay for both individual and corporate performance and stock based incentives. Because the Committee believes that it is in the best interest of shareholders to operate the business with a long term perspective and reward those who do so, the program is intended to more greatly emphasize its longer-term components. Cash compensation, which includes base salary and bonus, is designed to be at or near competitive market levels with base salaries approaching market levels and annual target performance bonus opportunities at market levels. Long-term incentives, which are a) stock option grants and b) restricted stock awards based on longer-term corporate performance, are designed to provide opportunity for resulting compensation from such incentives at or above the median values indicated by the competitive data and to provide an incentive to an executive which is aligned with shareholder interests.

    The following is a detailed description of the current compensation program.

BASE SALARY

    The Committee annually reviews the salaries of the executive officers of the Company. In determining appropriate salary levels, the Committee primarily considered (weighing all the factors on a generally equivalent basis) level of responsibility, experience, individual performance, and competitive pay levels as reflected in the compensation consultant's study.

ANNUAL INCENTIVES

    Through the CBI Officers' Bonus Plan, annual incentive bonus opportunities are made available to executive officers, including the CEO, to recognize and reward corporate, business unit, and individual performance. The plan provides incentives to executive officers of the Company by making cash payments to those who achieve their business unit and/or Company annual goals and a discretionary payment for individual performance as described below.

    The performance portion of the plan uses income and return on invested capital performance goals for the Company. Threshold, target and maximum goals for Company and business unit performances are established at the beginning of each year. An executive's target bonus depends upon his position, responsibility, and ability to impact the achievement of the Company's performance goals. The competitive market data is reviewed annually in considering appropriate levels of incentive bonus opportunities for individual employees. The

Committee annually reviews and approves the plan's target opportunities and performance goals.

    Annual incentive bonus opportunities are made available pursuant to the discretionary portion of the CBI Officers' Bonus Plan by permitting cash payments to executive officers for the effort and skill exhibited in supervising their respective areas of responsibility and the personnel who report to them. Individual target and maximum amounts payable under this portion of the Plan are established and approved by the Committee.

    In 1994, the Company and its business units' performance goals were exceeded, and the amounts paid consisted of both a performance portion and a discretionary portion under the Plan.

STOCK OPTION PLAN AND RESTRICTED STOCK AWARD PLAN

    The overall compensation philosophy is to stress long-term stock based incentives related to shareholder value. Opportunities for such incentives are provided in the form of stock options and restricted stock at a level targeted slightly above competitive market levels.

STOCK OPTION PLAN

    Stock options are granted under the CBI Stock Option Plan to encourage and reward long-term corporate financial success, as measured by stock price appreciation. Under the plan, the Committee annually considers grants to executives of options to purchase shares of Company stock at the closing market price on the day of the grant. These grants may be exercised after one year and up to a maximum of ten years from date of grant. The number of shares granted to an individual employee is based on, in general order of importance, the employee's potential impact on the Company's performance based upon the employee's position and level of responsibility, a qualitative evaluation of the employee's past performance, a review of the competitive compensation data and the number of options granted in previous years.

RESTRICTED STOCK AWARD PLAN

    The Restricted Stock Award Plan is intended to encourage long-term employment and provide incentive compensation to Participants over an extended period by using a combination of specific longer-term financial goals and stock vesting restrictions. The Plan provides for awarding a target number of restricted shares to an individual recipient, or a percentage thereof, only after the Company achieves the performance goals set by the Committee. Restrictions on shares awarded lapse at the beginning of the fifth year following the year for which performance is measured. Assignment of a target award of restricted stock to an individual employee is based on, in general order of importance, the employee's potential impact on the Company's performance based upon the employee's position and level of responsibility, a qualitative evaluation of the employee's past performance, a review of the competitive compensation data and the number of restricted shares awarded in previous years. The performance goal is based on pre-tax operating income, as a return on net assets. The Committee each year also approves the levels of the target awards. In 1994, the Company exceeded its performance goals under the Plan.

CEO COMPENSATION

    Mr. John Jones has been Chairman, CEO and President of CBI Industries since 1989. Mr. Jones' 1994 base salary was $530,000, the same as in 1993. In light of the financial results for 1993, Mr. Jones recommended to the Committee no adjustment to his salary for 1994, and upon consideration the Committee accordingly granted no salary increase to him. The amount of Mr. Jones' 1994 base salary remained slightly below the median value as reflected in the competitive data of the compensation study.

    Based on 1994 financial results, Mr. Jones earned an incentive bonus of $552,497. This amount was up from the $77,000 paid for 1993, which consisted solely of a bonus paid under the discretionary portion of the Plan. As the corporate performance goals under the CBI Officers' Bonus Plan were exceeded in 1994, this amount consisted of both a performance-based portion and a discretionary portion under the Plan. Mr. Jones' bonus target was set as a percentage of his base salary, taking into consideration the competitive data for such targets, with most of the amount paid based upon net income and return on invested capital performance goals for the Company, and a discretionary portion. The discretionary portion of Mr. Jones' bonus was based on the Committee's consideration of Mr. Jones' leadership in long-term strategic planning, his focus on the increasing global market Opportunities for the Company, and his management ability as the Company undergoes change to adapt to these conditions. The total amount paid to Mr. Jones could have ranged from a minimum of 0% to a maximum of 114% of his base pay, depending on the degree of achievement of net income and return on invested capital performance goals, and the amount of the discretionary portion under the Plan.

    The 1994 stock option grant of 31,000 shares to Mr. Jones was based on his potential impact on the Company's performance based upon his position and level of responsibility within the Company, and its consideration of the factors described above relating to the discretionary bonus. The Committee also considered the number of options granted in previous years. The potential value represented by this grant was close to the median value of similar stock option grants as reflected in the competitive data.

    In 1994, the Committee established a target of 10,000 shares for Mr. Jones under the 1994 CBI Restricted Stock Award Plan. The amount of the target award was determined separately from the amount of the stock option grant. The Committee also considered the number of restricted shares awarded under previous plans in previous years in setting Mr. Jones' 1994 target award under the Plan. The amount of the target award was slightly above the median value as reflected in the competitive data of the compensation study. Taken together, the value of the options granted and the restricted stock target award was slightly above the median value of total long term incentive compensation as reflected in the compensation study. Based upon 1994 financial results, Mr. Jones earned a restricted stock award of 11,200 shares, of which 5,600 shares were awarded subject to restrictions and 5,600 shares are subject to adjustment based upon attainment of the performance goals for 1995 and 1996.

INTERNAL REVENUE CODE LIMITATION ON DEDUCTIBILITY OF COMPENSATION

    The Committee has discussed and considered certain provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended, relating to the deduction of compensation-related expenses in excess of $1,000,000. The Committee has determined not to take further action at this time with regard to the Company's executive compensation programs. It will continue to consider these Code provisions with regard to such programs and any changes to them; however, the Committee believes the Company's interests are best served by retaining a flexible approach and that there may be circumstances in which it is appropriate to pay certain amounts or forms of compensation that will not be fully deductible under these Code provisions.

    The Compensation Committee Report below shall not be deemed incorporated by reference by a general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

                                                          COMPENSATION COMMITTEE
                                                     Edward J. Mooney (Chairman)
                                                                   Robert J. Day
                                                                  John T. Horton
                                                               Gary E. MacDougal
                                                               Robert T. Stewart

                             STOCK PERFORMANCE CHART

    The Stock Performance Chart below shall not be deemed incorporated by reference by a general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

    The chart below compares the cumulative total shareholder return on the Common Stock of the Company for the last five fiscal years with the cumulative total return on the S&P 500 Index and the Dow Jones Diversified Industrial Index for the same period. The comparison assumes $100 was invested in the Company's Common Stock, the S&P 500 Index and the Dow Jones Diversified Industrial Index on December 31, 1989, and reinvestment of all dividends.

                           COMPARISON OF TOTAL RETURNS

             VALUE FOR EACH ONE HUNDRED DOLLARS INVESTED ON 12/31/89 (GAINS IN STOCK PRICE, DIVIDENDS AND REINVESTED DIVIDENDS)



 Measurement Period
(Fiscal Year Covered)                   CBI     S&P 500     PEER Group*
---------------------                   ----    -------     -----------
Measurement Pt. -- 12/31/89             $100      $100         $100
Fiscal Year Ended 12/31/90               127        97           93
Fiscal Year Ended 12/31/91               155       127          115
Fiscal Year Ended 12/31/92               144       136          134
Fiscal Year Ended 12/31/93               150       150          164
Fiscal Year Ended 12/31/94               129       152          150

[FN]
* Dow Jones Diversified Industrial Index

                                   PROPOSAL 1

                   CBI INDUSTRIES, INC. 1995 STOCK OPTION PLAN

    The Board of Directors recommends that the shareholders approve the CBI Industries, Inc. 1995 Stock Option Plan (referred to in the following discussion of Proposal 1 as the "Plan"), which has been approved by the Board. The description of the Plan set forth below is qualified in its entirety by reference to the complete text of the Plan as set forth in Exhibit A.

PURPOSE OF THE PLAN

    The purpose of the Plan is to aid the Company and its subsidiaries in securing and retaining key employees of outstanding ability by making it possible to offer them an increased incentive in the form of a proprietary interest in the Company, to join or continue in the service of the Company and to increase their efforts for its welfare.

CREATION OF THE PLAN

    The Board of Directors adopted the Plan on January 11, 1995, to be effective as of January 1, 1995, subject to approval by the shareholders of the Company at the Annual Meeting on May 11, 1995.

    The Plan replaces the CBI Industries, Inc. Stock Option Plan which expires on May 10, 1995. As of March 1, 1995, 1,000 shares remained reserved under that plan.

DESCRIPTION OF THE PLAN

    The Plan authorizes the granting of incentive stock options qualified under
Section 422A under the Code and non-qualified stock options ("Non-Qualified Stock Options") to purchase, or stock appreciation rights to receive, a maximum of 1,700,000 shares of Common Stock. This number is subject to adjustment by the Committee (described below) to reflect stock dividends, split-ups and other changes in the capitalization of the Company. The fair market value (as of the date an option is granted) of the shares for which a participant may exercise Incentive Stock Options in any calendar year (regardless of the total value of such options granted) cannot exceed $100,000. This Code limitation may be amended by the Board of Directors if the Code is amended. Shares subject to options that expire without exercise will be available again for option under the Plan. However, the shares subject to Non-Qualified Stock Options that are cancelled upon exercise of an associated stock appreciation right (as described below) shall no longer be available for grant.

    The Plan shall be administered by the Compensation Committee of the Company's Board of Directors (the "Committee"), no member of which shall be eligible to participate in the Plan or any other stock option plan maintained by the Company during Committee membership or within one year prior thereto. The Committee shall administer and interpret the Plan. The designation of the key employees (defined in the Plan to be any full time employee of the Company, including officers, who in the opinion of the Committee are or are expected to be primarily responsible for the management, growth or protection of some part or all of the business of the Company), the number of shares that may be optioned to any such employee and, subject to the limitations of the Plan, the terms and conditions upon which such options are granted, are entirely within the discretion of the Committee.

    Under the Plan: (a) the option price of all options shall not be less than fair market value of the Common Stock at the time of grant; (b) an option may be exercised for ten years after the date of grant unless an earlier expiration date is provided in the option; (c) payment of the option price shall be made in full and, in the discretion of the Committee, made either in cash, shares of Common Stock or by a combination of cash and such shares; (d) no option or stock appreciation rights shall be granted after the tenth anniversary of shareholder approval, but options and stock appreciation rights already granted may be extended beyond that date; (e) during the lifetime of a Participant, an option or stock appreciation right may only be exercised by the optionee, and, unless otherwise designated by the Committee, may not be transferred other than by will, the laws of descent and distribution, or by the provision for the designation of a beneficiary in accordance with the Plan; and (f) a stock appreciation right may not be transferred on death except to the transferee of the related option.

    An unexercised option will expire upon termination of employment for other than death, retirement for disability or retirement under a retirement plan of the Company. If an optionee dies while employed or retires due to disability, an Incentive Stock Option will expire at the earlier of ten years from the date of grant or one year from the date of death or such retirement; if an optionee retires under a Company plan, other than for disability, then an Incentive Stock Option will expire at the earlier of ten years from the date of grant or three months after retirement. A Non-Qualified Stock Option will expire at the expiration date set forth in the option, if employment terminates due to any retirement; if employment terminates due to death, then a Non-Qualified Stock Option will expire at the earlier of ten years from the date of grant or one year after death. The Plan permits the Committee to extend the expiration date of an option initially granted for less than ten years, but not beyond ten years.

    The Plan permits the grant of stock appreciation rights in conjunction with options in the form of "Rights", either at the time of the option grant or during the option's term. Stock appreciation rights permit an optionee to receive (a) shares of Common Stock, (b) cash or (c) a combination of such shares and cash in value equal to the amount by which the fair market value of all shares subject to the related option exceeds the exercise price of such option. The determination of whether stock appreciation rights will be settled in stock, cash or a combination will be made by the Committee. To the extent an option is exercised, in whole or in part, any related stock appreciation right shall terminate. Likewise, to the extent a stock appreciation right is exercised, the related option shall terminate. To the extent any stock appreciation right is not exercised or cancelled, it shall be deemed exercised automatically on the last day on which its related option may be exercised. It is the present policy of the Committee not to award Rights either at the time of grant or during the term of the option.

    The Plan also permits the grant of "Limited Rights" in conjunction with the grant of options, whereby the Committee may specify, as to individual options, other conditions or circumstances under which options may be terminated by payment of cash in lieu of the exercise of the related option. Such circumstances may include automatic termination following a substantial change in the ownership, control or management of the Company. The exercise of either the Limited Right or the related option shall pro rata cancel the other.

    The Board of Directors may amend the Plan at any time, but may not change the Plan without shareholder approval to (a) increase the maximum number of shares authorized, (b) reduce the minimum option price, (c) extend the period within which options or stock appreciation rights may be granted, (d) change the basis upon which shares or cash may be distributed upon exercise of a stock appreciation right or (e) provide for an option or stock appreciation right exercisable more than ten years from the date of grant. The terms of any previously granted option may not be changed to adversely affect the rights of the holder without the holder's consent.

    The Board of Directors may suspend or terminate the Plan at any time, but any such action shall not affect options or stock appreciation rights then in effect.

FEDERAL INCOME TAX CONSEQUENCES

    Under present laws and regulations, the Federal income tax consequences of receiving options and purchasing shares under the Plan, and ultimately disposing of such shares, are as follows:

    The grant of an option under the Plan will not, by itself, result in the recognition of taxable income to the optionee or entitle the Company or any of its subsidiaries to a deduction at the time of such grant.

    The exercise of an Incentive Stock Option within the meaning of Section 422A of the Code will not, by itself, result in the recognition of taxable income to the optionee or entitle the Company or any of its subsidiaries to a deduction at the time of such exercise. The excess of the market value of the shares over the option price at the time of exercise will be a tax preference item for purposes of the alternative minimum tax determination of the optionee. The exercise of a Non-Qualified Stock Option will result in the recognition of ordinary income by the optionee, and entitle the optionee's employer to a deduction in an amount equal to the difference between the exercise price and the fair market value of the shares acquired pursuant to the option. The exercise of a stock appreciation right (whether a Right or a Limited Right) will result in the recognition of ordinary income by the optionee in an amount equal to the amount of cash received and/or the fair market value of the shares acquired pursuant to the exercise, and entitle the optionee's employer to a deduction equal to the amount of ordinary income recognized by the optionee at the time the optionee recognizes it. For these purposes, the tax is imposed and the fair market value of the shares is determined as of the date of exercise unless the shares are not then freely transferable due to insider trading restrictions under the securities laws, in which case the applicable date is six months after the date of exercise unless the optionee elects to be taxed and have the fair market value of the shares determined as of the date of exercise.

    The optionee will recognize capital gain or loss upon resale of the shares received upon the exercise of an Incentive Stock Option, provided that the optionee held such shares for at least one year after transfer of the shares to the optionee or two years after the grant of the option, whichever is later. The amount of gain or loss will be the difference between the amount realized by the seller and the seller's tax basis for the stock (the price paid for the stock if the option price is paid in cash, the basis in the stock exchanged to the extent an equal number of shares are received if the option price is paid in shares of Common Stock, and zero for those shares received in excess of the number of shares exchanged if the option price is paid in shares of Common Stock). Generally, if the shares are not held for the requisite period, the optionee will recognize ordinary income upon disposition in an amount equal to the lesser of (a) the difference between the exercise price and the fair market value on the date of exercise of the shares acquired pursuant to the option or
(b) the excess of the fair market value on the date of disposition over the exercise price; and the optionee's employer will be allowed a deduction equal to the amount of ordinary income, if any, recognized by the optionee at such time as the optionee recognizes it.

                                NEW PLAN BENEFITS

    This plan is substantially the same as the CBI Industries, Inc. Stock Option Plan which expires May 10, 1995. The following sets forth the number of stock options granted under the expiring plan in January, 1995, which is the same number of options each person would have received under the proposed Plan if options had been granted under the proposed Plan in 1995.

   NAMED OFFICERS                                        NUMBER OF STOCK OPTIONS
   --------------                                        -----------------------
   John E. Jones                                                 45,000
   Lewis E. Akin                                                 18,000
   Robert J. Daniels                                              9,000
   George L. Schueppert                                          18,000
   Charles O. Ziemer                                              9,000

   All Current Executive Officers                               116,000
   Non-Executive Directors or Nominees                             -0-
   Non-Executive Officers                                          -0-
   All Employees (excluding Current Executive Officers)         176,400

VOTE REQUIRED

    This proposal requires the affirmative vote of the holders of a majority of the outstanding shares of the Common Stock and the Series C Preferred Stock voting as a class and represented at the Annual Meeting.

    THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 1.